M & A Holding Corp

205-4625 Evergreen Lane

Delta, BC V4K 2W6 Canada

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Attn.: Michael Volley – Amit Pande

Re: M & A Holding

Amendment No. 4 to Registration Statement on Form S-1 Filed May 28, 2015

File No. 333-201360

Request for Acceleration of Effectiveness

Dear Sir/Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, M & A Holding Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-201360), as amended (the “Registration Statement”), so that it may become effective at 4.00 p.m. Eastern Daylight Time on June 3, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (604) 282-4814.

Sincerely,

/s/ Chenxi Shi
Chenxi Shi	Chief Executive Officer